Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                   May 17, 2004


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

Re:  Filing of Schedule 13G - Fibernet Telecom Group, Inc.


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                           Sincerely,



                                           Jeffrey A. Ruiz




Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 (Amendment No.)

                          Fibernet Telecom Group, Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                        Common Stock (Par Value $ 0.001)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES


                                    315653105
                      -------------------------------------
                                  CUSIP NUMBER


                                  See Item 2(a)
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [x] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ] (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     See Item 2(a)
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  See Item 2(a)
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                            0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 2(a)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See Item 2(a)

12. TYPE OF REPORTING PERSON HC, CO, BK


   * In accordance with Securities Exchange Act Release No. 39538 (January 12,
   1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

Item 1(a).        Name of Issuer:

                   FiberNet Telecom Group Inc. ("Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  570 Lexington Avenue, 3rd Floor, New York, New York

Item 2(a).        Name of Person Filing:

                 This statement is filed on behalf of Deutsche Bank AG ("Reporting Person"). The securities of the Issuer subject to this filing were acquired through the New York Branch of the Reporting Person, which is licensed by the State of New York Banking Department. The Reporting Person is submitting this Schedule 13G to identify the Reporting Person's beneficial ownership position, beginning with the date that the Reporting Person first became eligible to report its beneficial ownership position on a Schedule 13G, and continuing up until the present time.

The Reporting Person previously reported its beneficial ownership position in the Issuer's securities on a Schedule 13D filed on November 13, 2002. The
Schedule 13D indicated that the Reporting Person was a member of an investor voting group pursuant to the terms of the First Amended and Restated Stockholders Agreement, dated November 11, 2002 (the "Agreement"), which was executed among the Reporting Person, Wachovia Investors Inc., Bank One N.A., IBM Credit Corporation, and Toronto Dominion (Texas) Inc. The Schedule 13D stated the beneficial ownership position solely attributable to the Reporting Person (i.e., sole voting power and sole dispositive power) as 16.2%, representing 162,256,845 shares. The number of shares beneficially owned by the Reporting Person actually should have been presented as 162,281,845 shares, which still amounts to 16.2% of the Issuer's outstanding shares.

As of May 12, 2003, the Agreement terminated because, consistent with the termination provisions set forth in the Agreement, the group held less than 30% of the Issuer's outstanding shares on a fully diluted basis. Upon termination of the Agreement, the Reporting Person became eligible to independently file a
Schedule 13G consistent with Rule 13d-1(b) and certain SEC no-action relief granted to the Reporting Person. As of May 12, 2003, the Reporting Person beneficially owned 4,590,619 shares and 815,478 warrants. This position, in the aggregate, represented 15.0 % of the Issuer's shares (based on 35,215,398 shares outstanding reported by the Issuer as of May 12, 2003).

On February 24, 2003, September 10, 2003, and October 16, 2003, the Reporting Person filed three Forms 4 to report three cashless exercises of warrants, through which the Reporting Person exchanged warrants for shares of the Issuer. Following the report of the first cashless exercise, the Reporting Person beneficially owned 137,718,560 shares and 24,464,345 warrants. This position, in the aggregate, represented 15.2% of the Issuer's shares (based on 1,046,684,828 shares outstanding reported by the Issuer as of January 17, 2003). Between the first and second cashless exercise, the Issuer effected a 30-for-1 reverse stock and warrant split. Following the report of the second cashless exercise, the Reporting Person beneficially owned 4,615,069 shares and 791,005 warrants. This position, in the aggregate, represented 13.3% of the Issuer's shares (based on 39,928,823 shares outstanding reported by the Issuer as of August 7, 2003). Following the report of the third cashless exercise, the Reporting Person beneficially owned 4,795,773 shares and 606,711 warrants. This position, in the aggregate, represented 13.3% of the Issuer's shares (based on 39,928,823 shares outstanding reported by the Issuer as of August 7, 2003). Additionally, the Reporting Person's beneficial ownership position was diluted from May 12, 2003, through December 31, 2003, as a result of the Issuer issuing additional shares to various parties.

As of December 31, 2003, the Reporting Person beneficially owned 4,795,773 shares and 606,711 warrants. This position, in the aggregate, represented 13.1 % of the Issuer's shares (based on 40,805,434 shares outstanding reported by the Issuer as of November 12, 2003).

On February 2, 2004, the Reporting Person filed a Form 4 to report a fourth cashless exercise of warrants, through which the Reporting Person exchanged warrants for shares of the Issuer. Following the report of the fourth cashless exercise, the Reporting Person beneficially owned 4,980,619 shares and 421,747 warrants. This position, in the aggregate, represented 13.1 % of the Issuer's shares (based on 40,805,434 shares outstanding reported by the Issuer as of November 12, 2003).

The Reporting Person's beneficial ownership position has been further diluted from January 1, 2004, through the present as a result of the Issuer issuing additional shares to various parties.

As of the date of this filing, the Reporting Person beneficially owns 4,980,619 shares and 421,747 warrants. This position, in the aggregate, represents 10.5 % of the Issuer's shares (based on 51,055,572 shares outstanding reported by the Issuer as of March 25, 2004)

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                           Taunusanlage 12
                           D-60325 Frankfurt am Main
                           Federal Republic of Germany


Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of
                     the Act;

                 (b) [ ] Bank as defined in section 3(a)(6) of the Act;

                 (c) [ ] Insurance Company as defined in section
                     3(a)(19) of the Act;

                 (d) [ ] Investment Company registered under section 8
                     of the Investment Company Act of 1940;

                 (e) [ ] An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E);

                 (f) [ ] An employee benefit plan, or endowment fund in
                     accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [X] Parent holding company or control person in
                     accordance with Rule 13d-1 (b)(1)(ii));

                     Deutsche Bank AG

                 (h) [ ] A savings association as defined in section
                     3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the
                     definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j) [ ] Group, in accordance with Rule 13d-1
                     (b)(1)(ii)(J).


Item 4.           Ownership.

                  (a) Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b) Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                  (c) Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote:

                         The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                     (ii) shared power to vote or to direct the vote:

                         The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                         The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                    (iv) shared power to dispose or to direct the disposition
                         of:

                         The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                        Item 3 Classification
                  --------------------------------------------------------

                  Deutsche Bank AG, New York Branch         Bank


Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  May 17, 2004





                                               Deutsche Bank AG


                                               Name  /s/ Jeffrey A. Ruiz
                                               Name     Jeffrey A. Ruiz
                                               Title    Vice President

                                               Name  /s/ Pasquale Antolino
                                               Name     Pasquale Antolino
                                               Title    Associate